FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2011

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press release dated August 12, 2011 entitled “AFP PROVIDA S.A. reports its results for the period ended June 30, 2011”

Item 1

 For immediate release

Contact:
María Paz Yañez
Planning & Control Manager
Phone: (56-2) 351-1483
E-mail: myanezm@bbvaprovida.cl

Santiago, Chile – August 12, 2011 – AFP PROVIDA (NYSE: PVD) announces its consolidated financial results for the period ended June 30, 2011. All figures are expressed in Chilean pesos and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended June 30, 2011

GENERAL HIGHLIGHTS FOR THE FIRST HALF IN 2011

Ü
In the first half in 2011 (1H11) a profit of Ch$45,666.2 million was recorded, lower by Ch$516.8 million or 1.1% with respect to the profit recorded in the first half in 2010 (1H10). This result was largely attributable to lower gains on mandatory investments of Ch$906.8 million in the 1H11 as compared to the 1H10, in view of the lower average nominal return of pension funds (+2.30% v/s +3.19% in the 1H10), basically due to losses generated by the local stock markets in the semester.

Ü
Partially offsetting the aforementioned were revenues of Ch$414.2 million driven by the growth experienced by fee income (Ch$5,794.7 million or 9.0%), in view of the larger salary base recorded in the period, which was partly overshadowed by other revenues (Ch$5,094.3 million) stemming from lower financial revenues associated to the life and disability insurance contract that is in a run off stage.

Ü
Likewise, operating expenses increased (Ch$447.9 million or 1.5%) but at a lesser extent than the growth experienced by fee income. This increase was basically driven by higher other operating expenses, mainly related to marketing and data processing costs.

Ü
Regarding income taxes, the period recorded a higher provision for such expense (Ch$1,387.3 million) due to higher gains before taxes recorded in the period, but basically as a consequence of the growth observed in the corporate tax rate from 17% to 20%.

Ü
Since Provida became the sole shareholder in AFP Genesis (Ecuador) Provida’s financial statements are consolidated with this associate, which implied to acknowledge in different components of its results, a profit of Ch$1,534.4 million in 1H11, representing an increase of 3.0% with respect to the result registered in 2010.

Ü
As of June 30, 2011, Provida has maintained leading the Chilean pension fund industry with a total of US$45,027.0 million of assets under management, equivalent to a market share of 29.4%. Also, Provida is a leader in terms of clients with an average portfolio of 3.5 million affiliates and 1.8 million of contributors as of June 2011, equivalent to market shares of 40.1% and 37.3% respectively.

GENERAL HIGHLIGHTS FOR THE SECOND QUARTER IN 2011

Ü
The second quarter of 2011 (2Q11) recorded a profit of Ch$22,666.9 million, higher by Ch$3,481.3 million or 18.1% with respect to the profit attained in the second quarter of 2010 (2Q10). This result was basically sustained by higher revenues of Ch$1,951.8 million recorded in the period, due to increased fee income (Ch$2,774.7 million) as a result of the growth experienced by salary base, partially offset by lower financial revenues associated to the life and disability insurance contract that is in a run off stage.

Ü
Gains on mandatory investments also positively contributed Ch$2,043.8 million, as compared to the losses recorded in the 2Q10. This result in view of the positive weighted average nominal return of pension funds of +0.42% in the 2Q11 that was compared to the negative return of -0.58% attained in the 2Q10.

Ü
In relation to operating expenses, they were higher by Ch$1,046.7 million basically due to higher depreciation and amortization costs (Ch$607.5 million) in view of lower comparison basis since the 2Q10 included the reclassification of expenses related to the earthquake occurred in February 2010. It added to the above, lower credits stemming from the life and disability insurance premium (Ch$441.7 million) as a result of the inferior reversal on provisions made in the 2Q11.

Ü
Regarding income taxes, the period recorded a higher provision of Ch$477.8 million driven by higher earnings before taxes recorded in the quarter, adding the increase in the corporate rate paid by entities from 17% to 20%. The aforementioned was partially offset by adjustments in deferred taxes.

AFP PROVIDA, leading company in the Chilean pension fund industry, provides pension fund management and related services throughout the country and has invested in similar companies in Peru, Ecuador and Mexico. In July 1999, PROVIDA was incorporated into the financial holding BBVA Group that enjoys pride of place in the pension fund industry and is one of the principal financial conglomerates in Latin America.	Business Drivers	Jun-11	Market Share
	Average number of affiliates	3,540,331	40.10%
	Average number of contributors	1,804,349	37.30%
	Average number of pensioners	531,010	37.70%

	Average salary base (US$ Million)	1,580.00	30.40%
	AUM (US$ Million)	45,027.00	29.40%
	Average real return of Pension Fund (Cum. Jun11)	0.28%
	Pension Fund Type A real return (Cum. Jun11)	-1.09%
	Pension Fund Type B real return (Cum. Jun11)	-0.48%
	Pension Fund Type C real return (Cum. Jun11)	0.73%
	Pension Fund Type D real return (Cum. Jun11)	1.54%
	Pension Fund Type E real return (Cum. Jun11)	0.93%

	Other Variables	Jun-11	Market Share
	Average number of branches	60	28.00%
	Average number of administrative employees	903	27.30%	(1)
	Average number of sales agents	445	20.90%	(1)
	(1) Market Share as of March, 2011
AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST QUARTER IN 2011

The monthly economic index (IMACEC) grew by 6.1% in June 2011, as compared to the same month in the last year, and 0.7% with respect to the previous month, maintaining the dynamism exhibited the last quarters. The monthly result was mainly attained by growths experienced by commercial and industrial activities. Particularly, trade figures at June 2011 recorded dynamism over the expectations, leaving a caution note over the persistence of demand pressures.

In regard to foreign trade, the trade balance accrued a positive balance of US$8,324.0 million in the first half of 2011, a 7% increase with respect to the figure recorded in the same period in 2010. In the 1H11, exports accrued US$41,308.0 million, an increase of 26% over the same period in 2010, mainly driven by the growth of 22% in exports of mining products (representing 62% of total exports), basically related to the higher price of copper (24%). Likewise, imports totaled US$32,984.0 million, a rise of 32% with respect to 1H10, mainly attributable to the higher imported amount of fuels (representing 25% of total imports) mainly crude and diesel oil that increased 87% and 19% respectively, due to the increase experienced in their prices, adding higher volumes imported in the case of crude oil.

The Consumer Price Index (CPI) accrued in the first six months of 2011, a variation of 2.2%. The accumulated variation was basically the outcome of rises recorded in accommodation and utilities (5.3% with an effect of 0.70 p.p.), food and non-alcoholic beverages (2.7% with an effect of 0.51 p.p.), transport (2.6% with an effect of 0.50 p.p.) and education (4.7% with an effect of 0.28 p.p.), figures that were partially offset by the decrease exhibited in recreation and culture (-2.5% with an effect of -0.19 p.p.) and garments and shoes (-3.0% with an effect of -0.16%).

Regarding the monetary policy, the Central Bank in its meeting held on July 14, 2011 decided to maintain its monetary policy rate at 5.25% annually.

The Central Bank estimates that in the most likely scenario, additional increases will be necessary in the monetary policy, which will depend on the evolution of macroeconomics conditions at internal and external level. Thus, the Central Bank has kept on using its policies with flexibility in order to locate the projected inflation at 3% in the horizon of monetary policy.

In relation to the labor market, the mobile quarter April-June 2011 recorded an unemployment rate of 7.2%, recording no variation with respect to the previous mobile quarter, while in a twelve- month period it recorded a decrease of 1.3 percent points. The quarterly result was the outcome of growths observed in the same proportion (0.5%) than the labor force, both occupied and unoccupied sectors. The latter was mainly a reflection of men, who recorded the higher growth in self-employed sector from April-June 2010 period, and mitigated the decrease experienced by the salaried sector.

In twelve months, the dynamism observed in the labor force and the occupation continued, although the occupation grew at a lesser extent than the growth observed in the previous period, with rises of 4.9% and 6.4% respectively. The increase in total employment was estimated around 452,000 people in twelve months. From that figure, 56.5% corresponded to women, reflecting a superior female effect in the growth of employment for the second consecutive time.

The increase observed in the occupied sector as compared to the previous mobile quarter, was explained by the fact that the seasonal decrease recorded by Agriculture was more than offset by the increases recorded by manufacturing industry and trade, mainly in the self-employed sector. The unemployed sector maintained a downward trend, recording its fourth consecutive decrease (-11.5%), though at a lesser extent than the decreases exhibited during the year.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the first half in 2011 (1H11), the Company recorded a profit of Ch$45,666.2 million, a decrease of Ch$516.8 million or 1.1% as compared to the profit attained in the first half in 2010 (1H10).

This result was partly sustained by lower gains on mandatory investments that led to record a lower result of Ch$906.8 million, due to the weighted average nominal return of pension funds was +2.30%, which was compared to +3.19% recorded in the 1H10, basically stemming from lower returns obtained by local stock markets (IPSA in the 1H11 -2.8% v/s IPSA in the 1H10 +11.6%).

Partially offsetting the above performance are higher revenues of Ch$414.2 million, where higher fee income (Ch$ 5,794.7 million) was highlighted, but they were overshadowed by lower other revenues (Ch$5,380.5 million) stemming from financial revenues associated to the life and disability insurance contract that is in run off stage, thus, cash flows decreased.

With respect to operating expenses, they increased at a lesser extent than fee income, with a variation of Ch$447.9 million mainly referred to other operating expenses (marketing, data processing and administration costs).

Likewise, related associates positively contributed Ch$193.5 million to the result attained in the 1H11, in view of a better performance exhibited by AFORE Bancomer in Mexico and local related associates.

Finally regarding income taxes, the period recorded a higher provision as increased earnings before taxes were recorded, but basically due to the increase from 17% to 20% in the tax rate during the period.

During the 1H11, earnings per share (each ADR represents fifteen shares) were Ch$137.83 as compared to Ch$139.39 obtained in the 1H10. As of June 30, 2011, the total number of outstanding shares stood at 331,316,623, recording no changes with respect to the same period in 2010.

Revenues

In the 1H11, revenues were Ch$75,900.8 million, an increase of Ch$414.2 million or 0.5% as compared to the same period in 2010. This result was driven by higher fee income of Ch$5,794.7 million due to the increase experienced by mandatory contributions. The above was partially offset by lower other revenues of Ch$5,380.5 million recorded in the period basically due to lower financial revenues of the period.

•
Fee income was Ch$70,072.3 million in the 1H11, rising by Ch$5,794.7 million (9.0%) as compared to the same period in the last year. This result was basically driven by higher mandatory contributions of Ch$5,306.8 million sustained by the growth in salary base (8.5%), plus higher revenues for payments of pensions (Ch$276.7 million or 26.2%) and administration of voluntary savings (Ch$211.2 million or 24.0%).

In keeping with the growing trend of fee income previously mentioned, Provida has maintained its leading position in the pension industry with an average market share of 40% in terms of participants, 37% in terms of contributors and 30% in terms of salary base, while the market share of total assets under management was 29% as of June 2011. In figures, the average number of contributors was 1,804,349 and the monthly average salary base was US$1,580.0 million during the first semester in 2011. Moreover, assets under management were US$45,027.0 million as of June 30, 2011.

•
Other revenues amounted to Ch$5,828.6 million in the 1H11, lower by Ch$5,380.5 million (48.0%) with respect to the 1H10. This result was sustained by lower financial revenues of Ch$5,094.3 million stemming from the contract of the life and disability insurance. The latter driven by both lower returns, plus lower cash flows since the contract is in run off stage, which coverage expired in June 2009.

Gains on mandatory investments

In the 1H11, gains on mandatory investments amounted to Ch$4,712.8 million, a decrease of Ch$906.8 million or 16.1% with respect to the result recorded in the 1H10. As of June 2011, the weighted average nominal return of pension funds was +2.30% as compared to the return of +3.19% recorded in the same period in 2010, being the main contributions Fund Type C (53% out of the total return achieved in the period) with a nominal return of +2.77% and Fund Type D (23% out of the total return achieved in the period) with a nominal return of +3.59%.

The return accrued in the period was mainly driven by better results achieved by local and foreign fixed income as interest rates decreased, and to a lesser extent the rise exhibited by foreign stock markets in developed markets. The latter was partially offset by low performances experienced by the local stock markets (IPSA -2.8%).

Life and disability insurance premium

The life and disability insurance premium credited Ch$1,994.4 million in the 1H11, lower by Ch$259.4 million (11.5%) as compared to the credit recorded in the 1H10.

Regarding the provision for unfavorable casualty rate given that the average forward rates at the close of December 2010 were lower than the average rates expected for June 2011, Provida reversed provisions as determined by the difference between the required amounts at December 2010 using the most accurate available information and the amount determined by Provida’s casualty model at June 2011. In the same period in 2010, the aforementioned situation was similar, thus Provida also reversed provisions for higher amounts. In figures, the reversal of provision for unfavorable casualty rate was lower by Ch$469.5 million in the 1H11 with respect to the reversal of provision made in the 1H10.

Additionally, a lower expense in temporary premium of Ch$210.1 million was acknowledged as per the higher amount of processing of residual and unaccredited contributions recorded as of June 2010.

Finally, it is important to note that Provida currently maintains the obligation of casualties pending of payment stemming from the temporary disability determination that remain under coverage as of June 30, 2009.

Employee expenses

Employee expenses amounted to Ch$14,239.8 million in the 1H11, lower by Ch$368.6 million or 2.5% with respect to the 1H10. This result was triggered by savings in wages and salaries, and indemnities of sales personnel, which were partially offset by higher expenses in wages and salaries of administrative personnel and short term benefits.

•
Wages and salaries of administrative personnel amounted to Ch$8,247.1 million in the 1H11, increasing by Ch$400.9 million or 5.1% as compared to the same period in 2010. This result was driven by higher expenses in fixed salaries as per inflation adjustments, plus the creation of a new seniority award (30 years of permanence in the Company) that led to record a provision associated to such expense. Additionally, the period recorded higher expenses in training, basically corporative matters and trips related to training, and accrued vacations in view of the decreased reversal of provisions as lower use of vacations.

In figures, the average administrative staff was 903 workers in the 1H11, increasing by 0.3% with respect the average staff in the 1H10 (900 administrative workers). By comparing the end of each period, the administrative staff increased by 1.8%, from 896 in June 2010 to 912 workers in June 2011.

•
Wages and salaries of sales personnel amounted to Ch$4,924.0 million in the 1H11, a decrease of Ch$735.6 million or 13.0% with respect to same period in 2010. This positive variation was basically determined by lower variable component of salaries in light of lower commission paid to sales agents. The latter was partially offset by a higher provision made for the creation of a new seniority award (30 years of permanence in the Company), plus higher fixed salaries in view of inflation adjustments in salaries, and increases in gross salaries as established in the collective agreement.

In figures, the average number of sales agents was 445 workers in the 1S11, a decrease of 5.2% with respect to the number maintained in the 1H10 (469 sales agents). With respect to the evolution at the end of each period, the sales force decreased by 5.6% from 466 sales people in June 2010 to 440 in June 2011.

•
Indemnities amounted to Ch$416.6 million in the 1H11, a decrease of Ch$267.7 million or 39.1% with respect to 1H10. This result corresponded to lower indemnities paid to sales staff of Ch$206.6 million.

•	Short-term benefits to employees were Ch$652.1 million in 1H11, increasing by Ch$233.7 million or 55.9% as compared to the 1H10 due to higher provisions for bonuses made during the semester.

Depreciation and amortization expenses

The depreciation and amortization expenses were in the aggregate of Ch$4,102.8 million in the 1H11, an increase of Ch$130.3 million or 3.3% with respect to the 1H10. The latter was basically triggered by higher depreciation in the period of computing devices as well as real estate.

•
The depreciation expenses were Ch$1,176.8 million in the 1H11, an increase of Ch$68.2 million or 6.2% with respect to the same period in the last year. This result was basically attained by superior depreciation of computing devices and real estate.

•
The amortization expenses were Ch$2,926.0 million in the 1H11, an increase of Ch$62.1 million or 2.2% with respect to the same period in the last year attributable to higher amortization recorded in the period.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$14,678.5 million in the 1H11, an increase of Ch$426.8 million or 3.0% with respect to the 1H10. This result was driven by the following:

•
Marketing expenses were Ch$729.6 million in the 1H11, an increase of Ch$168.4 million or 30.0% with respect to the same period in 2010. This variation was originated by higher expenses in publicity, mainly promotion of APV and superior expense in events and promotions. The aforementioned was partially offset by lower expenses in communications to affiliates, as lower expenses were recorded in connection with the quarterly balance sheet due to smaller number of informative inserts sent to affiliates.

•
Data processing expenses were Ch$1,652.9 million in the 1H11, an increase of Ch$113.1 million or 7.3% with respect to the 1H10. This result was originated by superior host maintenance and installations due to the review and adjustments to expenses initially recorded as investments. The latter was partially offset by lower expenses in host maintenance with related companies in view of lower costs in CCR in Mexico, and lower branch offices liaison due to fewer number of branch offices.

•
Administration expenses amounted to Ch$10,877.3 million in the 1H11, an increase of Ch$103.1 million or 1.0% as compared to the same period in last year. The latter was caused by higher expenses in advisories, basically referred to regulatory matters; higher expenses in payments of pensions due to new externalization services hired; rentals to replace an owned building affected by the earthquake and new branch offices in Santiago and south of the country. The above was partially offset by lower expenses incurred in outsourcing entities, operational write-offs in view of lower operating mistakes and micrographs since the service finished.

•
Other operating expenses amounted to Ch$1,418.7 million in the 1H11, higher by Ch$42.2 million or 3.1% as compared to the same period in 2010. The result was attained by higher remunerations paid to the Board of Directors, due to per diem paid to Spanish Directors (expense not incurred in 2010), which was partially offset by lower disability qualification expenses related to medical fees and clinical examinations.

Profit (losses) from investments

Profit (losses) from investments in the 1H11 amounted to Ch$751.7 million, higher by Ch$694.4 million as compared to the same semester in 2010 due to better results from investments of the Company´s liquidity.

Share of the profit (loss) from equity accounted associates

In the 1H11, share of the profit (loss) from equity accounted associates was Ch$3,957.2 million, higher by Ch$193.5 million or 5.1% with respect to the 1H10. This result was the outcome of higher profits generated by AFORE Bancomer in Mexico stemming from higher fee income received and lower operating expenses recorded, plus better results obtained by local associates due to higher income on sales from Previred and superior fee income from AFC. The above was partially offset by lower results generated by AFP Horizonte in Peru, mainly lower results in mandatory investments.

Company	Country	2011	2010	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	558.8	384.7	174.1	45.3%
DCV	Chile	46.1	41.5	4.6	11.1%
Previred	Chile	1,043.6	798.5	245.1	30.7%
Bancomer	Mexico	1,781.0	1,669.8	111.1	6.7%
Horizonte	Peru	527.7	869.2	(341.5)	-39.3%

TOTAL		3,957.2	3,763.7	193.5	5.1%

In Peru, Provida Internacional has been a shareholder of AFP Horizonte since 1993, currently holding 15.87% of the shares. As of June 2011, this associate accounted for a total of 1,311,898 affiliates and assets under management for US$6,836.9 million, figures equivalent to market shares of 27% and 23% respectively, situating it in first place in terms of affiliates and in third place regarding assets under management.

Regarding Mexico, in November 2000, Provida Internacional materialized the purchase of 7.50% of AFORE Bancomer’s equity. As of June 2011, AFORE Bancomer maintained an affiliate portfolio of 4,430,222 and funds under management for US$18,523.0 million, representing market shares of 11% and 15%, respectively, situating it in third place in terms of affiliates and in second place in assets under management.

The local related associates are: Servicios de Administración Previsional S.A. (“PreviRed.com”) an electronic collection company in which Provida holds a 37.9% ownership; Sociedad Administradora de Fondos de Cesantía de Chile S.A. (“AFC”) a company that administers unemployment funds in accordance with the Law 19,728, where Provida has a 37.8% ownership and Inversiones DCV S.A. (“DCV”), an entity whose main purpose is to invest in entities engaged in public offerings of securities and where Provida participates with a 23.14% stake, being the rest of its main shareholders other AFPs in the industry, as the other two local investments (AFC and PreviRed.com), adding other financial institutions that also participate.

Exchange differences

The exchange differences amounted to Ch$95.6 million in the 1H11, a decrease of Ch$315.5 million with respect to the same period in 2010. This result was partly attained by lower gains on exchange difference in view of lower depreciation of 0.03% of Chilean peso against the dollar (versus 7.9% in 2010) which decreased the value in Chilean pesos of assets held in dollars. It added to the above lower gains on UF variations due to lower balances of receivable accounts held in UF.

Other non-operating revenues

In the 1H11, other non-operating revenues were Ch$1,737.2 million, an increase of Ch$448.7 million as compared to the same semester in 2010. This result was largely attained by the sale of a real estate in Temuco city.

Other non-operating expenses

In the 1H11, other non-operating expenses were Ch$87.3 million, a positive variation of Ch$704.2 million as compared to the expense recorded in the same semester in 2010. This result was attributable to the downward adjustment made to provisions for legal suits in June 2011 since the Company had favorable determinations of pending legal suits.

Income tax expense

Income tax expense was Ch$10,498.6 million in the 1H11, higher by Ch$1,318.8 million or 14.4% with respect to the 1H10. The above was partly attributable to higher earnings before taxes recorded in the period, but mainly to the rise in the tax rate for companies that grew from 17% to 20%.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$365,257.0 million as of June 30, 2011, a decrease of Ch$6,049.3 million or 1.6% with respect to December 31, 2010. This result was driven by lower current assets (Ch$8,155.3 million) largely attributed to lower levels of cash and cash equivalent, which was partially offset by higher non-current assets (Ch$2,106.1million) basically stemming from higher mandatory investments.

•
As of June 30, 2011, current assets were Ch$53,810.9 million, decreasing by Ch$8,155.3 million or 13.2% with respect to December 31, 2010. This variation was mainly caused by lower amounts of cash and cash equivalent of Ch$3,353.3 million, given the distribution of the final dividends related to the profits attained in the year 2010, which was partially offset by the cash flows generated by the recurrent business during the first semester of the year. In addition to the above were lower financial assets at fair value through profit and loss of Ch$2,314.4 million referred to AFP Genesis’ investments in Ecuador, lower trade and other receivables of Ch$1,415.5 million, mainly lower accounts receivables from insurers (Ch$3,353.2 million) and lower accounts receivables from related parties of Ch$1,432.5 million, basically BBVA Seguros de Vida (Ch$1,140.0 million) since the life and disability insurance contract is in run off stage.

•
Non-current assets amounted to Ch$311,446.2 million as of June 30, 2011, an increase of Ch$2,106.1 million or 0.7% with respect to December 31, 2010. This result was mainly attained by higher mandatory investments of Ch$5,294.4 million due to the normal contributions recorded in the growing salary base of clients, and the positive cumulative returns of pension funds during the first semester of 2011. The above was partially offset by lower intangible assets of Ch$3,118.9 million given the amortization of the customer list related to former acquisition of AFPs (Protección, Union and El Libertador).

Liabilities

Total liabilities amounted to Ch$79,379.7 million as of June 30, 2011, an increase of Ch$2,068.4 million or 2.7% with respect to December 31, 2010. This result was driven by higher current liabilities (Ch$3,402.3 million) basically due to higher trade and other payables, which was partially offset lower non-current liabilities (Ch$1,334.4 million) as a result of lower provisions.

•
Current liabilities amounted to Ch$41,856.5 million as of June 30, 2011, an increase of Ch$3,402.3 million or 8.8% with respect to December 31, 2010. This variation was largely driven by higher trade and other payables of Ch$9,567.5 million, basically due to a higher level of minimum dividends (Ch$5,884.5 million) since at the close of 2010 the amount related to minimum dividends adjusted by the interim dividend paid in October 2010, while at June the amount corresponded just to minimum dividends that is, 30% of the Company’s profits. The aforementioned was partially offset by lower payable accounts for current taxes of Ch$4,690.9 million due to the inferior first category tax paid as six months were included, adding lower provisions of Ch$1,973.0 million, mainly related to provisions for profit bonuses (Ch$1,059.4 million).

•
Non-current liabilities amounted to Ch$37,523.3 million as of June 30, 2011, a decrease of Ch$1,334.4 million or 3.4% with respect to December 31, 2010, as a result of lower provision for unfavorable casualty rate (Ch$2,100.4 million) since the contract is a run off stage, which was partially offset by superior assets for deferred taxes (Ch$772.3 million) in relation with gains from mandatory investments during the semester.

Shareholders’ equity

Total shareholder’s equity amounted to Ch$285,877.3 million as of June 30, 2011, decreasing by Ch$8,117.2 million or 2.8% with respect to December 31, 2010. This result was triggered by the distribution of the definite dividends made in May 2011 corresponding to the profits attained in the year 2010.

Exchange rate

As of June 30, 2011 the exchange rate was Ch$468.15 per dollar, while at the same date in 2010, it was Ch$547.19 per dollar. In both periods, the Chilean peso recorded depreciations against the dollar of 0.03% in the 1H11 and 7.91% in the 1H10.

COMPREHENSIVE INCOME STATEMENT

	2011	2010	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	75,900.8	75,486.6	414.2	0.5%
Gain on mandatory investments	4,712.8	5,619.6	(906.8)	-16.1%
Life and disability insurance premium expense (less)	1,994.4	2,253.8	(259.4)	-11.5%
Employee expenses (less)	(14,239.8)	(14,608.4)	368.6	-2.5%
Depreciation and amortization (less)	(4,102.8)	(3,972.5)	(130.3)	3.3%
Miscellaneous other operating expenses (less)	(14,678.5)	(14,251.7)	(426.8)	3.0%
Finance costs (less)	(51.2)	(68.4)	17.2	-25.1%
Income (loss) from investments	751.7	57.3	694.4	1211.8%
Share of the profit (loss) from equity accounted associates	3,957.2	3,763.7	193.5	5.1%
Exchange differences	95.6	411.1	(315.5)	-76.7%
Other non-operating income	1,737.2	1,288.5	448.7	34.8%
Other non-operating expenses (less)	87.3	(616.9)	704.2	114.2%
PROFIT (LOSS) BEFORE TAX	56,164.8	55,362.8	802.0	1.4%

Income tax expense	(10,498.6)	(9,179.7)	(1,318.8)	14.4%
Profit (loss) after tax from continuing operations	45,666.2	46,183.0	(516.8)	-1.1%
PROFIT (LOSS)	45,666.2	46,183.0	(516.8)	-1.1%

STATEMENT OF FINANCIAL POSITION

	6-30-2011	12-31-2010	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	53,810.9	61,966.2	(8,155.3)	-13.2%
Non-current assets	311,446.2	309,340.1	2,106.1	0.7%
TOTAL ASSETS	365,257.0	371,306.3	(6,049.3)	-1.6%

Current liabilities	41,856.5	38,454.1	3,402.3	8.8%
Non-current liabilities	37,523.3	38,857.6	(1,334.4)	-3.4%

Shareholders' Equity	285,877.3	293,994.6	(8,117.2)	-2.8%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	365,257.0	371,306.3	(6,049.3)	-1.6%

CASH FLOW STATEMENT

	2011	2010	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	45,293.7	33,176.0	12,117.7	36.5%
Cash flow from (used in) operations	40,638.2	36,188.5	4,449.7	12.3%
Cash flow from (used in) other operating activities	4,655.5	(3,012.5)	7,668.0	254.5%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	1,109.5	(4,748.0)	5,857.5	123.4%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(49,756.5)	(42,378.7)	(7,377.8)	17.4%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(3,353.3)	(13,950.7)	10,597.4	-76.0%

A.F.P. PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER IN 2011

Profit

In the second quarter of 2011 (2Q11), the Company recorded a profit of Ch$22,666.9 million, an increase of Ch$3,481.3 million or 18.1% with respect to profit recorded in the second quarter in 2010 (2Q10).

This positive evolution was sustained by higher revenues of Ch$1,951.8 million due to superior fee income related to the growth experienced by salary base during the quarter.

It added to the latter, gains obtained by mandatory investments that led to record a positive variation of Ch$2,043.8 million with respect to losses recorded in the same quarter in 2010, as a consequence of negative results obtained by foreign stock markets in the 2Q10.

Likewise, higher operating expenses of Ch$1,046.7 million were recorded in the period, mainly related to depreciation and amortization costs, since the 2Q10 included the reclassification of expenses incurred in the earthquake occurred in February, adding the life and disability insurance premium given the lower credit recorded in the period due to the inferior reversals made on provisions for unfavorable casualty rate in the 2Q11.

Regarding income taxes, the quarter recorded a higher provision due to both higher earnings before taxes recorded, as well as the increase registered in income tax from 17% to 20%, factors that were partially offset by adjustments in deferred taxes.

During the 2Q11, earnings per share (each ADR represents fifteen shares) were Ch$68.41 as compared to Ch$57.91 obtained in the 2Q10.

Revenues

In the 2Q11, revenues were Ch$38,246.0 million, an increase of Ch$1,951.8 million or 5.4% with respect to the same period in 2010. This result was basically driven by higher fee income of Ch$2,774.7 million in view of the growth observed in mandatory contributions, which was partially offset by lower other revenues of Ch$822.9 million, basically given the inferior financial revenues stemming from the life and disability insurance.

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Fee income was Ch$34,889.4 million in the 2Q11, an increase of Ch$2,774.7 million (8.6%) with respect to the same quarter in 2010. This result was basically driven by higher amounts of mandatory contributions of Ch$2,538.9 million given the growth of salary base (8.2%), plus higher revenues for pensions payments (Ch$128.8 million or 23.6%) and administration of voluntary savings (Ch$106.9 million or 23.7%).

In keeping with the growing trend of the Company' salary base, Provida has maintained its leading position in the pension industry with an average market share of 40% in terms of number of participants and over 30% in terms of salary base. In figures, during the 2Q11 the average number of contributors was 1,787,262 and the monthly average salary base was US$1,554.0 million. Assets under management were US$45,027.0 million as of June 30, 2011.

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Other revenues amounted to Ch$3,356.6 million in the 2Q11, decreasing by Ch$822.9 million (19.7%) with respect to the 2Q10. This result was basically the outcome of lower financial revenues from the life and disability insurance contract of Ch$570.6 million or 44.4% in connection with the contract in run off stage with the consequently decreasing cash flows. It added to the above lower revenues recorded by the subsidiary Genesis in Ecuador of Ch$280.0 million or 11.5%.

Gains on mandatory investments

During the 2Q11, mandatory investments recorded gains of Ch$876.5 million, higher in Ch$2,043.8 million with respect to losses recorded in the 2Q10. The weighted average nominal return of pension funds was +0.42% in the 2Q11, which is compared to the loss of -0.58% recorded in the 2Q10. The return of the period was basically sustained by the positive performance exhibited by local stock market (IPSA 3.7%) and better results experienced by local fixed income. This positive variation, as compared to the same semester in the last year, was the outcome of lower losses recorded by foreign stock markets (2Q11: MSCI World -0.3%: USA -0.5%, Japan +0.7% and Europe -0.9% and MSCI Emerging -1.2%: Russia -6.6%, Brazil -9.0%, Mexico -2.4% and China -5.5% v/s 2Q10: MSCI World -14.2%: USA -13.4%, Japan -16.0% and Europe -10.4% and MSCI Emerging: -11.0%: Russia -15.6%, Brazil -15.0%, Mexico -9.5% and China -6.2%).

Life and disability insurance premium

The life and disability insurance premium recorded a credit of Ch$880.1 million in the 2Q11, lower by Ch$441.7 million (33.4%) with respect to the credit registered in the 2Q10. This result was sustained by a lower adjustment in provisions with respect to the amount recorded in the same quarter in 2010 of Ch$486.8 million, which was partially offset by lower expenses in temporary premium of Ch$45.1 million stemming from processing of residual and unaccredited contributions.

Employee expenses

Employee expenses amounted to Ch$7,257.2 million in the 2Q11, a decrease of Ch$80.1 million or 1.1% with respect to the 2Q10. This result was basically triggered by lower wages and salaries to sales personnel of Ch$378.2 million and lower indemnities of Ch$138.3 million, savings that were partially offset by higher short-term benefits of Ch$311.8 million and higher wages and salaries of administrative personnel of Ch$124.4 million.

•
Wages and salaries of administrative personnel amounted to Ch$4,160.5 million in the 2Q11, a rise of Ch$124.4 million or 3.1% with respect to the figure recorded in the same quarter in 2010. Behind this evolution was the higher fixed component of salaries in view of inflation adjustments and a higher number of staff. The above was partially offset by lower variable-based remunerations paid to sales chiefs and supervisors and lower costs in training and overtime paid to workers. Likewise, AFP Genesis in Ecuador recorded higher expenses in wages and salaries to its aministrave personnel.

In figures, the average administrative staff was 906 workers in 2Q11, while in the 2Q10 it was 898, implying an increase of 0.9% (8 workers).

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Wages and salaries of sales personnel amounted to Ch$2,485.4 million in the 2Q11, a decrease of Ch$378.2 million or 13.2% with respect to the same quarter in 2010. This positive variation was mainly explained by lower variable-based remuneration paid to sales agents referred to commissions. Also, the period recorded lower expenses in wages and salaries of sales personnel recorded by AFP Gensis in Ecuador.

In figures, the average number of sales agents was 438 workers in the 2Q11, a decrease of 5.7% with respect to the number maintained in the 2Q10 (464 sales agents).

•
Short term benefits to employees amounted to Ch$340.2 million in the 2Q11, increasing by Ch$311.8 million with respect to the 2Q10, given the higher provision for bonuses in view of better profits attained during the quarter, adding the downward adjustment made in the 2Q10 for a lower staff maintained in such period.

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Indemnities were Ch$271.1 million in the 2Q11, a decrease of Ch$138.3 million or 33.8% regarding the 2Q10. This evolution was the outcome of lower indemnities paid to the administrative and sales personnel.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$2,040.0 million in the 2Q11, an increase of Ch$607.5 million or 42.4% with respect to the 2Q10. This result was mainly the outcome of higher depreciation cots Ch$562.0 million, since the 2Q10 recorded the reclassification of expenses related to the earthquake occurred in 2010.

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In the 2Q11, the depreciation expenses recorded an amount of Ch$589.8 million, an increase of Ch$573.8 million with respect to the expenses recorded in the same period in 2010. This variation was mainly attributable to a reclassification made in April 2010 of the expenses incurred in damages provoked by the earthquake in Chile at the end of February 2010, costs that were accounted for in other non operating expenses.

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The amortization expenses in the 2Q11 were Ch$1,450.2 million, an increase of Ch$33.6 million or 2.4% with respect to the same quarter in 2010 determined by higher amortization costs during the period.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$7,229.1 million in the 2Q11, an increase of Ch$77.6 million or 1.1% with respect to the 2Q10. This result was basically driven by higher data processing expenses (Ch$159.8 million), and higher administration expenses (Ch$46.6 million), which were partially offset by lower other operating expenses (Ch$128.7 million).

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Marketing expenses were Ch$315.2 million in the 2Q11 in line with the expenses recorded in the same quarter 2010 (Ch$315.3 million). This result was attributable to the fact that the increased expense incurred in publicity, mainly promotion of APV, adding superior events and sponsoring, which were offset by lower expenses in communications to participants due to the lower actual expense incurred in the quarterly statement sheet since they included lesser informative inserts, adding inferior expenses in marketing expenses recorded by the AFP Genesis in Ecuador.

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Data processing expenses were Ch$849.9 million in the 2Q11, an increase of Ch$159.8 million or 23.2% with respect to the 2Q10. The result was driven by higher costs in host maintenance and installations in view of the reviews and adjustments of expenses made in the quarter, which was partially offset by lower host maintenances with related companies due to minor cost with CCR in Mexico, inferior cost in maintenance other equipments and installations and lower liaison with branch offices since the reduction experienced by branch offices.

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Administration expenses amounted to Ch$5,338.7 million in the 2Q11, a growth of just Ch$46.6 million or 0.9% with respect to the same quarter in 2010. The superior expense was mainly attributable to superior expenses in pension payment services in view or the new service rendered by Banco Estado, which was partially offset by lower expenses in outsourcing entities and advisory services.

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Other operating expenses were Ch$725.3 million in the 2Q11, a decrease of Ch$128.7 million or 15.1% with respect to the same period in 2010. This result was explained by lower costs incurred in disability qualification, mainly related to medical fees. The aforementioned was partially offset by higher expenses in remunerations paid to the Board of Directors.

Profit (losses) from investments

Profit (losses) from investments in the 2Q11 amounted to Ch$389.0 million, higher by Ch$346.9 million as compared to the same quarter in 2010 due to better results from investments of the Company´s liquidity.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$1,924.1 million in the 2Q11, lower by Ch$229.4 million or 10.7% with respect to the 2Q10. This result basically sustained by the lower result attained by AFP Horizonte in Peru (Ch$338.2 million) in view of lower fee income recorded, which was partially offset by higher profits generated by local subsidiaries (Ch$101.0 million) stemming from Previred.

Company	Country	2Q11	2Q10	Change	%

		(Millions of Chilean pesos, except percentages)

AFC	Chile	239.5	249.6	(10.1)	-4.1%
DCV	Chile	(465.7)	(327.5)	(138.2)	42.2%
Previred	Chile	1,028.3	779.0	249.3	32.0%
Bancomer	México	976.6	968.8	7.7	0.8%
Horizonte	Perú	145.5	483.7	(338.2)	-69.9%
TOTAL		1,924.1	2,153.6	(229.4)	-10.7%

Exchange differences

The exchange differences generated losses of Ch$37.9 million in the 2Q11, negative in Ch$365.6 million with respect to the gains recorded in the 2Q10. This result was driven by the negative effect of the appreciation of Chilean peso against the Dollar (2.4%) that decreased the value in Chilean pesos of deposits and accounts receivable maintained in dollars, as compared to the depreciation of Chilean Peso against the Dollar recorded in the same period in 2010.

Other non-operating revenues

Other non-operating revenues were Ch$1,125.3 million in the 2Q11, an increase of Ch$705.0 million or 59.6% with respect to the same quarter in 2010. This result was attributable to the gains obtained in the sale of a real estate made in June 2011.

Other non-operating expenses

Other non-operating expenses credited Ch$172.7 million in the 2Q11, positive in Ch$762.0 million with respect to the expense recorded in the same quarter in 2010. This result was partly attained by the downward adjustment made in provisions related to labor suits in June 2011, adding the inclusion of expenses in the 2Q10, related to damages provoked by the earthquake occurred in February 2010.

Income tax expense

The income tax expense amounted to Ch$22,666.9 million in the 2Q11, higher by Ch$3,481.3 million or 18.1% with respect to the 2Q10, due to higher earnings before taxes recorded in the period, but basically due to the increase of corporate tax rate from 17% to 20%. The aforementioned was partially offset by adjustments in deferred taxes.

Exchange rate

In the 2Q11, an appreciation of 2.4% of Chilean peso against the Dollar was recorded, while in the 2Q10 a depreciation of 4.3% of Chilean peso against the Dollar was registered.

COMPREHENSIVE INCOME STATEMENT

	2Q11	2Q10	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	38,246.0	36,294.2	1,951.8	5.4%
Gain on mandatory investments	876.5	(1,167.3)	2,043.8	175.1%
Life and disability insurance premium expense (less)	880.1	1,321.8	(441.7)	-33.4%
Employee expenses (less)	(7,257.2)	(7,337.4)	80.1	-1.1%
Depreciation and amortization (less)	(2,040.0)	(1,432.6)	(607.5)	42.4%
Miscellaneous other operating expenses (less)	(7,229.1)	(7,151.4)	(77.6)	1.1%
Finance costs (less)	(19.4)	(26.2)	6.8	-25.9%
Income (loss) from investments	389.0	42.1	346.9	823.3%
Share of the profit (loss) from equity accounted associates	1,924.1	2,153.6	(229.4)	-10.7%
Exchange differences	(37.9)	327.7	(365.6)	-111.6%
Other non-operating income	1,125.3	705.0	420.3	59.6%
Other non-operating expenses (less)	172.7	(590.2)	762.9	129.3%
PROFIT (LOSS) BEFORE TAX	27,030.0	23,139.3	3,890.6	16.8%

Income tax expense	(4,363.1)	(3,953.7)	(409.3)	10.4%
Profit (loss) after tax from continuing operations	22,666.9	19,185.6	3,481.3	18.1%
PROFIT (LOSS)	22,666.9	19,185.6	3,481.3	18.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	August 12, 2011	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 12, 2011	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.